
July 9, 2025

Kathy Lee-Sepsick
President and Chief Executive Officer
Femasys Inc.
3950 Johns Creek Court, Suite 100
Suwanee, GA 30024

> **Re: Femasys Inc.**
> **Registration Statement on Form S-3**
> **Filed July 3, 2025**
> **File No. 333-288527**

Dear Kathy Lee-Sepsick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Anna Tomczyk, Esq.